Exhibit 99.2

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel.: + 33 (0) 1 47 44 46 99

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital €6 035 891 002.50

Registered in Nanterre

RCS 542 051 180

total.com

UK: Total sells North Sea midstream assets

for £585 million

Paris, August 27, 2015 – Total has signed an agreement to sell all of its interests in the FUKA and SIRGE gas pipelines and the St. Fergus Gas Terminal to North Sea Midstream Partners for £585 million (around $905 million), subject to the customary approvals.

“The sale of these midstream transportation assets is another example of Total’s strategy of active portfolio management and the strong potential to unlock value from a range of infrastructure assets,” said Patrick de La Chevardière, Chief Financial Officer at Total. “Transferring ownership to an entity specializing in midstream UK assets creates value for us and ensures a long and bright future for the facilities.”

The Frigg UK Pipeline (FUKA) is a 362-kilometer, 32” gas pipeline that was originally constructed in 1977 to connect the Frigg Field on the UK – Norway median line to the St. Fergus Gas Terminal in Scotland. The Frigg Field is now decommissioned but the FUKA pipeline is still operational, delivering gas from some 20 fields in the Northern North Sea to the terminal at St Fergus. Total holds a 100% operated interest in the FUKA pipeline.

The St. Fergus Gas Terminal is a three-train processing plant with a capacity of 2,648 million cubic feet of gas per day (Mmscf/d), currently serving over 20 fields. Total holds a 100% operated interest in the terminal.

The Shetland Island Regional Gas Export System (SIRGE) is a 234-kilometer, 30” gas pipeline with a capacity of 665 Mmscf/d connecting the Shetland Gas Plant to the FUKA pipeline. Total holds a 67% operated interest in the SIRGE pipeline alongside Dong E&P (UK) Limited (18.3%), Chevron North Sea Limited (7.2%) and OMV (UK) Limited (7.5%).

Following the completion of the sale, North Sea Midstream Partners will have an agreement with px Group for the operation and maintenance of the assets.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel.: + 33 (0) 1 47 44 46 99

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital €6 035 891 002.50

Registered in Nanterre

RCS 542 051 180

total.com

Total Exploration & Production in the United Kingdom

Total has been present in the United Kingdom since 1962. The Group is one of the country’s leading oil and gas operators, with equity production of 89,000 barrels of oil equivalent per day in 2014. More than 90% of Total’s production in the UK comes from several operated fields located offshore in two major zones: the Alwyn/Dunbar area in the Northern North Sea and the Elgin/Franklin area in the Central Graben, where the West Franklin Phase 2 project was brought on stream earlier this year.

With the coming start-up of the Laggan-Tormore project in the West of Shetland area, Total is opening up its third hub in the UK and a new frontier gas production area for the industry. By the end of 2015, Total is expected to become the largest producing oil and gas company in the UK and will remain a major player in the North Sea offshore industry for many years to come.

* * * * *

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator with SunPower. Our 100,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. total.com

About North Sea Midstream Partners

North Sea Midstream Partners was formed in 2012 by affiliates of ArcLight Capital Partners LLC, Mike Wagstaff (the former CEO of Venture Production plc) and the senior management of Teesside Gas Processing Plant Limited to invest in the midstream sector of the North Sea’s oil and gas industry. Such assets include offshore pipelines, onshore gas or oil processing plants and associated storage facilities many of which are currently owned and operated by upstream field owners. nsmp-limited.com

About ArcLight Capital, LLC

ArcLight is one of the leading private equity firms focused on North American and Western European energy infrastructure assets. Since its establishment in 2001, ArcLight has invested over $12.8 billion across multiple energy cycles in more than 90 power, midstream, and production assets. Headquartered in Boston, MA with an additional office in Luxembourg, the firm’s investment team brings extensive energy expertise, industry relationships, and specialized value creation capabilities to its portfolio. More information about ArcLight, as well as a complete list of ArcLight’s portfolio companies can be found at arclightcapital.com

About px Group

The px Group is a fully integrated energy infrastructure solutions business that delivers improved operating performance of industrial facilities through a strategic divisional structure, focused upon three key delivery areas – operations and maintenance, engineering consultancy and energy trading. The group has over 20 years’ experience of managing high hazard facilities in the oil and gas, fuel storage and power generation sectors. pxlimited.com

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel.: + 33 (0) 1 47 44 46 99

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital €6 035 891 002.50

Registered in Nanterre

RCS 542 051 180

total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.